                This is a confirming electronic filing of a 13G
                     which was filed on February 13, 1996


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                             (Amendment No._____)*


                             The Pittston Company
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   725701106
                                   ---------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 10 Pages

-------------------                                          -------------------
CUSIP NO. 725701106                    13G                    Page 2 of 10 Pages
-------------------                                          -------------------
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Boston Partners Asset Management, L.P.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [_]
                                                                (b)  [_]
     Not applicable
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                            5  SOLE VOTING POWER

         NUMBER OF             -0- shares
                           -----------------------------------------------------
          SHARES            6  SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY              2,701,592 shares
                           -----------------------------------------------------
           EACH             7  SOLE DISPOSITIVE POWER
         REPORTING
          PERSON               -0- shares
                           -----------------------------------------------------
           WITH             8  SHARED DISPOSITIVE POWER

                               2,701,592 shares
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,701,592 shares
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  [_]
     SHARES*

     Not applicable
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.5%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON *

     IA
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP NO. 725701106                    13G                    Page 3 of 10 Pages
-------------------                                          -------------------
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Boston Partners, Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [_]
                                                                (b)  [_]
     Not applicable
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                            5  SOLE VOTING POWER

         NUMBER OF             -0- shares
                           -----------------------------------------------------
          SHARES            6  SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY              2,701,592 shares
                           -----------------------------------------------------
           EACH             7  SOLE DISPOSITIVE POWER
         REPORTING
          PERSON               -0- shares
                           -----------------------------------------------------
           WITH             8  SHARED DISPOSITIVE POWER

                               2,701,592 shares
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,701,592 shares
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  [_]
     SHARES*

     Not applicable
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.5%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON *

     CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP NO. 725701106                    13G                    Page 4 of 10 Pages
-------------------                                          -------------------
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Desmond John Heathwood
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [_]
                                                                (b)  [_]
     Not applicable
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                            5  SOLE VOTING POWER

         NUMBER OF             -0- shares
                           -----------------------------------------------------
          SHARES            6  SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY              2,701,592 shares
                           -----------------------------------------------------
           EACH             7  SOLE DISPOSITIVE POWER
         REPORTING
          PERSON               -0- shares
                           -----------------------------------------------------
           WITH             8  SHARED DISPOSITIVE POWER

                               2,701,592 shares
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,701,592 shares
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  [_]
     SHARES*

     Not applicable
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.5%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON *

     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:  The Pittston Company (the "Issuer").
               --------------

Item 1(b).     Address of Issuer's Principal Executive Offices:
               -----------------------------------------------
               P.O. Box 120070, 100 First Stamford Place,
               Stamford, CT 06912-0070

Item 2(a).     Names of Persons Filing:  Boston Partners Asset Management, L.P.
               -----------------------
               ("BPAM"), Boston Partners, Inc. ("Boston Partners"), and Desmond John Heathwood. BPAM and Boston Partners and Mr. Heathwood are sometimes referred to collectively herein as the "Reporting Persons."

Item 2(b).     Address of Principal Business Office or, if None, Residence:  The
               -----------------------------------------------------------
               address of the principal business office of BPAM and Boston Partners and Mr. Heathwood is One Financial Center, 43rd Floor, Boston, MA 02111.

Item 2(c).     Citizenship:  BPAM is a Delaware limited partnership.  Boston
               -----------
               Partners is a Delaware corporation. Mr. Heathwood is a United States citizen.

Item 2(d).     Title of Class of Securities:  Common Stock, $1.00 par value
               ----------------------------
               ("Common Stock").

Item 2(e).     CUSIP Number:  725701106
               ------------


                              Page 5 of 10 Pages

Item 3.    If this statement is filed pursuant to Rules 13d-
           -------------------------------------------------
           1(b), or 13d-2(b), check whether the person filing is a:
           -------------------------------------------------------


           (a)  [   ]   Broker or Dealer registered under Section 15 of the
                        Securities Exchange Act of 1934 (the "Act").

           (b)  [   ]   Bank as defined in Section 3(a)(6) of the Act.

           (c)  [   ]   Insurance Company as defined in Section
                        3(a)(19) of the Act.

           (d)  [   ]   Investment Company registered under Section 8 of the
                        Investment Company Act of 1940.

           (e)  [ X ]   Investment Adviser registered under Section 203
                        of the Investment Advisers Act of 1940

           (f)  [   ]   Employee Benefit Plan, Pension nd which is subject to
                        the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see Rule 13d-
                        1(b)(1)(ii)(F) of the Act.

           (g)  [   ]   Parent Holding Company, in accordance with Rule 13d-
                        1(b)(ii)(G) of the Act.

           (h)  [   ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(H)
                        of the Act.

Item 4.   Ownership.
          ---------

     (a) Amount Beneficially Owned: This statement is being filed to report that as of December 31, 1995, each of the Reporting Persons may be deemed to own beneficially 2,701,592 shares of Common Stock of the Issuer. BPAM owns of record 2,701,592 shares of Common Stock. As sole general partner of BPAM, Boston Partners may be deemed to own beneficially all of the shares of Common

                              Page 6 of 10 Pages

          Stock owned beneficially by BPAM, a total of 2,701,592 shares. As principal stockholder of Boston Partners, Mr. Heathwood may be deemed to own beneficially the shares owned beneficially by Boston Partners, a total of 2,701,592 shares.

     (b) Percent of Class: 6.5% for all Reporting Persons. The foregoing percentage is calculated based on the 41,573,743 shares of Common Stock reported to be outstanding in the Form 10-Q for the fiscal quarter ended September 30, 1995.

     (c)  Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote: 0 shares for all Reporting Persons.

          (ii) shared power to vote or to direct the vote: 2,701,592 shares for all Reporting Persons.

          (iii) sole power to dispose or to direct the disposition of: 0 shares for all Reporting Persons.

          (iv)      shared power to dispose or to direct the disposition of:
                    2,701,592 shares for all Reporting Persons.

          Pursuant to Rule 13d-4, each of Boston Partners and Mr. Heathwood expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer.

Item 5.   Ownership of Five Percent or Less of a Class.
          --------------------------------------------

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          ------------------------------------------------
          Another Person.
          --------------

          BPAM holds all of the above 2,701,592 shares under management for its clients, who have the right to direct the receipt of dividends, to receive dividends from such shares and to receive the proceeds from the sale of such shares. None of these clients holds more than five percent of the Common Stock of the Issuer.

                              Page 7 of 10 Pages

Item 7.   Identification and Classification of the Subsidiary
          ---------------------------------------------------
          Which Acquired the Security Being Reported on by the
          ----------------------------------------------------
          Parent Holding Company.
          ----------------------

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.
          ---------------------------------------------------------

          Not applicable. BPAM, Boston Partners and Mr. Heathwood expressly disclaim membership in a "group" as defined in Rule 13d-1(b)(ii)(H).

Item 9.   Notice of Dissolution of Group.
          ------------------------------

          Not applicable.

Item 10.  Certification.
          -------------

              By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                              Page 8 of 10 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1 hereto.

Dated:  February 12, 1996


BOSTON PARTNERS ASSET MANAGEMENT, L.P.

By:  Boston Partners, Inc.,
     its general partner


     By:  /s/Desmond John Heathwood
          -------------------------
          Desmond John Heathwood
          President


BOSTON PARTNERS, INC.


     By:  /s/Desmond John Heathwood
          -------------------------
          Desmond John Heathwood
          President


/s/Desmond John Heathwood
-------------------------
Desmond John Heathwood


                              Page 9 of 10 Pages

                                                                       Exhibit 1
                                                                       ---------

                                   AGREEMENT


     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of The Pittston Company.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     EXECUTED this 12th day of February, 1996.


BOSTON PARTNERS ASSET MANAGEMENT, L.P.

By:  Boston Partners, Inc.,
     its general partner


     By:  /s/Desmond John Heathwood
          -------------------------
          Desmond John Heathwood
          President


BOSTON PARTNERS, INC.


     By:  /s/Desmond John Heathwood
          -------------------------
          Desmond John Heathwood
          President


/s/Desmond John Heathwood
-------------------------
Desmond John Heathwood



                              Page 10 of 10 Pages